As filed with the Securities and Exchange Commission on February 13, 2026

Securities Act File No. 33-49098

Investment Company Act File No. 811-06719

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No. ___	[ ]
Post-Effective Amendment No. 170	[X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Amendment No. 171	[X]

STERLING CAPITAL FUNDS

(Exact Name of Registrant as Specified in Charter)

434 Fayetteville St. Suite 500 Raleigh, NC 27601

(Address of Principal Executive Offices, Zip Code)

Registrant's Telephone Number, including Area Code: (800) 228-1872

James T. Gillespie

Sterling Capital Funds

434 Fayetteville St., Suite 500

Raleigh, NC 27601
(Name and Address of Agent for Service)

With Copies to:

Thomas R. Hiller

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02119

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 170 to the Registration Statement on Form N-1A of Sterling Capital Funds (the “Registrant”) (File Nos. 33-49098 and 811-06719) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding Exhibit (j)(2) to the Registration Statement relating to Guardian Capital Dividend Growth Fund, a series of the Registrant (the “Fund”). Accordingly, this Post-Effective Amendment No. 170 consists only of a facing page, this explanatory note, Part C (and signature page) of the Registration Statement and Exhibit j(2). This Post-Effective Amendment No. 170 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 170 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement as set forth in Post-Effective Amendment No. 167 to the Registrant’s Registration Statement relating to the Fund are hereby incorporated by reference.

PART C. OTHER INFORMATION

Item 28. Exhibits

(a)	(1)	Amended and Restated Agreement and Declaration of Trust dated August 27, 2025 is incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 159 to the Registration Statement of the Registrant on Form N-1A (filed September 24, 2025).

(b)	(1)	Amended and Restated Bylaws dated November 19, 2015 is incorporated by reference to Exhibit (b)(1) to Post-Effective Amendment No. 116 to the Registration Statement of the Registrant on Form N-1A (filed November 30, 2015).

(c)	(1)	Article III; Article V; Article VIII, Section 4; and Article IX, Sections 1, 4, 5, and 7 of the Amended and Restated Agreement and Declaration of Trust are incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 159 to the Registration Statement of the Registrant on Form N-1A (filed September 24, 2025).

	(2)	Article 9; Article 10, Section 10.6; and Article 11 of the By-laws responsive to this item are incorporated by reference to Exhibit (b)(1) to Post-Effective Amendment No. 116 to the Registration Statement of the Registrant on Form N-1A (filed November 30, 2015).

(d)	(1)	Investment Advisory Agreement between the Registrant and Sterling Capital Management LLC dated July 2, 2024, is incorporated by reference to Exhibit (d)(1) to Post-Effective Amendment No. 156 to the Registration Statement of the Registration on Form N-1A (filed January 28, 2025).

	(2)	Investment Advisory Agreement between the Registrant, on behalf of Guardian Capital Dividend Growth Fund, and Sterling Capital Management LLC dated December 8, 2025, is incorporated by reference to Exhibit 6(a) to the Registration Statement of the Registrant on Form N-14 (filed January 15, 2026).

	(3)	Investment Sub-Advisory Agreement between Sterling Capital Management LLC and Guardian Capital LP, dated December 8, 2025, is incorporated by reference to Exhibit (d)(4) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

	(4)	ETF Investment Advisory Agreement between the Registrant, on behalf of Sterling Capital Ultra Short Bond ETF and Sterling Capital Short Duration Bond ETF, and Sterling Capital Management LLC, dated December 8, 2025, is incorporated by reference to Exhibit (d)(2) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

	(5)	ETF Investment Advisory Agreement between the Registrant, on behalf of Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF dated December 8, 2025, is incorporated by reference to Exhibit (d)(3) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(e)	(1)	Distribution Agreement among the Registrant, Sterling Capital Management LLC and Sterling Capital Distributors, LLC dated February 1, 2016 is incorporated by reference to Exhibit (e)(1) to Post-Effective Amendment No. 119 to the Registration Statement of the Registrant on Form N-1A (filed April 28, 2016).

	(i)	Amendment to Distribution Agreement dated September 1, 2016 is incorporated by reference to Exhibit (e)(1)(i) to Post-Effective Amendment No. 123 to the Registration Statement of the Registrant on Form N-1A (filed September 29, 2016).

	(ii)	Amendment to Distribution Agreement dated March 1, 2017 is incorporated by reference to Exhibit (e)(1)(ii) to Post-Effective Amendment No. 131 to the Registration Statement of the Registrant on Form N-1A (filed April 4, 2017).

	(2)	Distribution Agreement among the Registrant, Sterling Capital Management LLC and Sterling Capital Distributors, LLC dated May 31, 2017 is incorporated by reference to Exhibit (e)(2) to Post-Effective Amendment No. 135 to the Registration Statement of the Registrant on Form N-1A (filed November 28, 2017).

	(i)	Amendment to Distribution Agreement dated August 24, 2017 is incorporated by reference to Exhibit (e)(2)(i) to Post-Effective Amendment No. 135 to the Registration Statement of the Registrant on Form N-1A (filed November 28, 2017).

	(ii)	Second Amendment to Distribution Agreement dated May 18, 2018 is incorporated by reference to Exhibit (e)(2)(ii) to Post-Effective Amendment No. 140 to the Registration Statement of the Registrant on Form N-1A (filed November 29, 2018).

	(iii)	Third Amendment to Distribution Agreement dated February 1, 2021 is incorporated by reference to Exhibit (e)(2)(iii) to Post-Effective Amendment No. 148 to the Registration Statement of the Registrant on Form N-1A (filed November 23, 2021).

	(3)	Distribution Agreement among the Registrant, Sterling Capital Management LLC and Sterling Capital Distributors, LLC dated September 30, 2021 is incorporated by reference to Exhibit (e)(3) to Post-Effective Amendment No. 148 to the Registration Statement of the Registrant on Form N-1A (filed November 23, 2021).

	(i)	Amendment to Distribution Agreement dated November 21, 2025, is incorporated by reference to Exhibit 7(c)(i) to the Registration Statement of the Registrant on Form N-14 (filed January 15, 2026).

	(4)	Distribution Services Agreement among the Registrant, Sterling Capital Management LLC and Sterling Capital Distributors, LLC dated February 1, 2016 is incorporated by reference to Exhibit (e)(2) to Post-Effective Amendment No. 119 to the Registration Statement of the Registrant on Form N-1A (filed April 28, 2016).

	(5)	ETF Distribution Agreement among the Registrant, on behalf of Sterling Capital Ultra Short Bond ETF, Sterling Capital Short Duration Bond ETF, Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, and Sterling Capital Management LLC and Sterling Capital Distributors LLC, dated November 21, 2025, is incorporated by reference to Exhibit (e)(5) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

	(6)	ETF Distribution Services Agreement among the Registrant, on behalf of Sterling Capital Ultra Short Bond ETF, Sterling Capital Short Duration Bond ETF, Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, and Sterling Capital Management LLC and Sterling Capital Distributors LLC, dated December 8, 2025, is incorporated by reference to Exhibit (e)(6) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(f)		Not applicable.

(g)	(1)	Custody Agreement between the Registrant and U.S. Bank N.A. dated August 31, 2006 is incorporated by reference to Exhibit (g)(6) to Post-Effective Amendment No. 50 to the Registration Statement on Form N-1A (filed December 18, 2006).

	(i)	Revised Exhibit C to Custody Agreement is incorporated by reference to Exhibit (g)(2)(i) to Post-Effective Amendment No. 52 to the Registration Statement on Form N-1A (filed January 31, 2007).

	(ii)	Amendment to the Custody Agreement dated December 2, 2008 is incorporated by reference to Exhibit (g)(2)(ii) to Post-Effective Amendment No. 61 to the Registration Statement on Form N-1A (filed January 28, 2009).

	(iii)	Amendment to the Custody Agreement dated February 1, 2010 is incorporated by reference to Exhibit (g)(2)(iii) to Post-Effective Amendment No. 66 to the Registration Statement of the Registrant on Form N-1A (filed April 29, 2010).

	(iv)	Amendment to the Custody Agreement dated May 1, 2010, including Schedule D, is incorporated by reference to Exhibit (g)(2)(iv) to Post-Effective Amendment No. 67 to the Registration Statement of the Registrant on Form N-1A (filed November 29, 2010).

	(v)	Amendment to the Custody Agreement dated October 1, 2010 is incorporated by reference to Exhibit (g)(2)(v) to Post-Effective Amendment No. 68 to the Registration Statement of the Registrant on Form N-1A (filed January 28, 2011).

	(vi)	Amendment to the Custody Agreement dated February 1, 2011 is incorporated by reference to Exhibit (g)(2)(vi) to Post-Effective Amendment No. 74 to the Registration Statement of the Registrant on Form N-1A (filed June 29, 2011).

	(vii)	Amendment to the Custody Agreement dated June 14, 2011 is incorporated by reference to Exhibit (g)(2)(vii) to Post-Effective Amendment No. 74 to the Registration Statement of the Registrant on Form N-1A (filed June 29, 2011).

	(viii)	Amendment to the Custody Agreement dated November 20, 2012 is incorporated by reference to Exhibit (g)(2)(viii) to Post-Effective Amendment No. 88 to the Registration Statement of the Registrant on Form N-1A (filed November 19, 2012).

	(ix)	Amendment to the Custody Agreement dated December 12, 2013 is incorporated by reference to Exhibit (g)(1)(ix) to Post-Effective Amendment No. 102 to the Registration Statement of the Registrant on Form N-1A (filed January 29, 2014).

	(x)	Amendment to the Custody Agreement dated November 21, 2014 is incorporated by reference to Exhibit (g)(1)(x) to Post-Effective Amendment No. 108 to the Registration Statement of the Registrant on Form N-1A (filed January 29, 2015).

	(xi)	Amendment to the Custody Agreement dated August 20, 2015 is incorporated by reference to Exhibit (g)(1)(xi) to Post-Effective Amendment No. 116 to the Registration Statement of the Registrant on Form N-1A (filed November 30, 2015).

	(xii)	Amendment to Custody Agreement dated September 7, 2016 is incorporated by reference to Exhibit (g)(1)(xii) to Post-Effective Amendment No. 123 to the Registration Statement of the Registrant on Form N-1A (filed September 29, 2016).

	(xiii)	Amendment to Custody Agreement dated October 9, 2018 is incorporated by reference to Exhibit (g)(1)(xiii) to Post-Effective Amendment No. 140 to the Registration Statement of the Registrant on Form N-1A (filed November 29, 2018).

	(xiv)	Form of Amendment to Custody Agreement is incorporated by reference to Exhibit 9(a)(xiv) to the Registration Statement of the Registrant on Form N-14 (filed January 15, 2026).

	(2)	ETF Custody Agreement between Registrant, on behalf of Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, and Sterling Capital Hedged Equity Premium Income ETF, and U.S. Bank N.A. dated December 8, 2025, is incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 163 to the Registration Statement of the Registrant on Form N-1A (filed December 16, 2025).

	(i)	Form of Amendment to ETF Custody Agreement is incorporated by reference to Exhibit 9(a)(i) to the Registration Statement of the Registrant on Form N-14 (filed January 15, 2026).

(h)	(1)	Administration Agreement between the Registrant and Sterling Capital Management LLC dated October 1, 2010 is incorporated by reference to Exhibit (h)(1) to Post-Effective Amendment No. 67 to the Registration Statement of the Registrant on Form N-1A (filed November 29, 2010).

	(i)	Amendment to Administration Agreement dated June 29, 2011 is incorporated by reference to Exhibit (h)(1)(i) to Post-Effective Amendment No. 74 to the Registration Statement of the Registrant on Form N-1A (filed June 29, 2011).

	(ii)	Amendment to Administration Agreement dated November 18, 2011 is incorporated by reference to Exhibit (h)(1)(ii) to Post-Effective Amendment No. 78 to the Registration Statement of the Registrant on Form N-1A (filed January 17, 2012).

(iii)	Amendment to Administration Agreement dated July 1, 2012 is incorporated by reference to Exhibit (h)(1)(iii) to Post-Effective Amendment No. 87 to the Registration Statement of the Registrant on Form N-1A (filed September 7, 2012).

(iv)	Amendment to Administration Agreement dated November 20, 2012 is incorporated by reference to Exhibit (h)(1)(iv) to Post-Effective Amendment No. 88 to the Registration Statement of the Registrant on Form N-1A (filed November 19, 2012).

(v)	Amendment to Administration Agreement dated November 15, 2012 is incorporated by reference to Exhibit (h)(1)(v) to Post-Effective Amendment No. 91 to the Registration Statement of the Registrant on Form N-1A (filed January 30, 2013).

(vi)	Amendment to Administration Agreement dated December 12, 2013 is incorporated by reference to Exhibit (h)(1)(vi) to Post-Effective Amendment No. 102 to the Registration Statement of the Registrant on Form N-1A (filed January 29, 2014).

(vii)	Amendment to Administration Agreement dated November 28, 2014 is incorporated by reference to Exhibit (h)(1)(vii) to Post-Effective Amendment No. 108 to the Registration Statement of the Registrant on Form N-1A (filed January 29, 2015).

(viii)	Amendment to Administration Agreement dated August 20, 2015 is incorporated by reference to Exhibit (h)(1)(viii) to Post-Effective Amendment No. 116 to the Registration Statement of the Registrant on Form N-1A (filed November 30, 2015).

(ix)	Amendment to Administration Agreement dated November 19, 2015 is incorporated by reference to Exhibit (h)(1)(ix) to Post-Effective Amendment No. 116 to the Registration Statement of the Registrant on Form N-1A (filed November 30, 2015).

(x)	Amendment to Administration Agreement dated August 25, 2016 is incorporated by reference to Exhibit (h)(1)(x) to Post-Effective Amendment No. 123 to the Registration Statement of the Registrant on Form N-1A (filed September 29, 2016).

(xi)	Amendment to Administration Agreement dated February 28, 2018 is incorporated by reference to Exhibit (h)(1)(xi) to Post-Effective Amendment No. 140 to the Registration Statement of the Registrant on Form N-1A (filed November 29, 2018).

(xii)	Amendment to Administration Agreement dated November 19, 2025, is incorporated by reference to Exhibit (h)(1)(xii) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(2)	ETF Unitary Fee Administrative Services Agreement between Registrant, on behalf of Sterling Capital Ultra Short Bond ETF and Sterling Capital Short Duration Bond ETF, and Sterling Capital Management LLC, dated December 8, 2025, is incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(3)	Sub-Administration Agreement between Sterling Capital Management, LLC and Ultimus Fund Solutions, LLC dated August 26, 2024, is incorporated by reference to Exhibit (h)(3) to Post-Effective Amendment No. 163 to the Registration Statement of the Registration on Form N-1A (filed December 16, 2025).

(i)	Amendment to Sub-Administration Agreement dated November 19, 2025 is incorporated by reference to Exhibit 13(b)(i) to the Registration Statement of the Registrant on Form N-14 (filed January 15, 2026).

(4)	ETF Sub-Administration Agreement between Sterling Capital Management LLC and Ultimus Fund Solutions, LLC, on behalf of Sterling Capital Ultra Short Bond ETF, Sterling Capital Short Duration Bond ETF, Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, dated December 8, 2025, is incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(5)	Master Services Agreement between Sterling Capital Funds and Ultimus Fund Solutions dated August 26, 2024, is incorporated by reference to Exhibit (h)(3) to Post-Effective Amendment No. 156 to the Registration Statement of the Registration on Form N-1A (filed January 28, 2025).

(i)	Amendment to Master Services Agreement dated November 19, 2025 is incorporated by reference to Exhibit 13(c)(i) to the Registration Statement of the Registrant on Form N-14 (filed January 15, 2026).

(6)	Master Services Agreement between Registrant, on behalf of Sterling Capital Ultra Short Bond ETF, Sterling Capital Short Duration Bond ETF, Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, and FilePoint EDGAR Services, LLC, dated December 8, 2025, is incorporated by reference to Exhibit (h)(6) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(7)	ETF Transfer Agent Agreement between the Registrant, on behalf of Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF and Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, and U.S. Bancorp Fund Services, LLC, dated December 8, 2025, is incorporated by reference to Exhibit (h)(7) to Post-Effective Amendment No. 163 to the Registration Statement of the Registrant on Form N-1A (filed December 16, 2025).

(i)	Form of Amendment to ETF Transfer Agent Agreement is incorporated by reference to Exhibit 13(d)(i) to the Registration Statement of the Registrant on Form N-14 (filed January 15, 2026).

(8)	ETF Master Services Agreement between the Registrant, on behalf of Sterling Capital Ultra Short Bond ETF, Sterling Capital Short Duration Bond ETF, Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, and Ultimus Fund Solutions, dated December 8, 2025, is incorporated by reference to Exhibit (h)(8) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(9)	BlackRock Rule 12d1-4 Fund of Funds Investment Agreement is incorporated by reference to Exhibit (h)(7) to Post-Effective Amendment No. 149 to the Registration Statement of the Registrant on Form N-1A (filed January 28, 2022).

(10)	Form of Authorized Participant Agreement, is incorporated by reference to Exhibit (h)(10) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(i)	(1)	Opinion of Ropes & Gray LLP, for Sterling Capital Stratton Mid Cap Value Fund, Sterling Capital Stratton Real Estate Fund and Sterling Capital Stratton Small Cap Value Fund, is incorporated by reference to Exhibit (i) to Post-Effective Amendment No. 114 to the Registration Statement of the Registrant on Form N-1A (filed July 23, 2015).

(2)	Opinion of Ropes & Gray LLP is incorporated by reference to Exhibit (i) to Post-Effective Amendment No. 108 to the Registration Statement of the Registrant on Form N-1A (filed January 29, 2015).

(3)	Opinion of Ropes & Gray LLP is incorporated by reference to Exhibit (i)(3) to Post-Effective Amendment No. 123 to the Registration Statement of the Registrant on Form N-1A (filed September 29, 2016).

(4)	Opinion of Ropes & Gray LLP is incorporated by reference to Exhibit (i)(4) to Post-Effective Amendment No. 132 to the Registration Statement of the Registrant on Form N-1A (filed April 4, 2017).

(5)	Opinion of Ropes & Gray LLP is incorporated by reference to Exhibit (i)(4) to Post-Effective Amendment No. 137 to the Registration Statement of the Registrant on Form N-1A (filed January 25, 2018).

(6)	Opinion of Ropes & Gray LLP is incorporated by reference to Exhibit (i)(6) to Post-Effective Amendment No. 147 to the Registration Statement of the Registrant on Form N-1A (filed January 27, 2021).

(7)	Opinion of Ropes & Gray LLP is incorporated by reference to Exhibit (i)(7) to Post-Effective Amendment No. 158 to the Registration Statement of the Registrant on Form N-1A (filed May 2, 2025).

(8)	Opinion of Ropes & Gray LLP is incorporated by reference to Exhibit (i)(7) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(9)	Opinion of Ropes & Gray LLP is incorporated by reference to Exhibit (i)(9) to Post-Effective Amendment No. 167 to the Registration Statement of the Registrant on Form N-1A (filed February 10, 2026).

(10)	Opinion of Ropes & Gray LLP is incorporated by reference to Exhibit (i)(10) to Post-Effective Amendment No. 168 to the Registration Statement of the Registrant on Form N-1A (filed February 10, 2026).

(j)	(1)	Consent of Cohen & Company, LTD. is incorporated by reference to Exhibit (j)(1) to Post-Effective Amendment No. 167 to the Registration Statement for the Registrant filed on Form N-1A (filed February 10, 2026).

	(2)	Consent of Independent Auditor is filed herewith.

(3)	Consent of ACA Performance Services, LLC is incorporated by reference to Exhibit (j)(2) to Post-Effective Amendment No. 123 to the Registration Statement of the Registrant on Form N-1A (filed September 29, 2016).

(k)	Not applicable.

(l)	Not applicable.

(m)	(1)	Amended and Restated Distribution and Shareholder Services Plan dated October 14, 2009 is incorporated by reference to Exhibit No. (m)(1) to Post-Effective Amendment No. 64 to the Registration Statement of the Registrant on Form N-1A (filed January 28, 2010).

(i)	Revised Schedule A to Amended and Restated Distribution and Shareholder Services Plan as amended and restated February 1, 2010 is incorporated by reference to Exhibit (m)(1)(i) to Post-Effective Amendment No. 64 to the Registration Statement of the Registrant on Form N-1A (filed January 28, 2010).

(ii)	Amended and Restated Distribution and Shareholder Services Plan dated November 18, 2011 is incorporated by reference to Exhibit (m)(1)(ii) to Post-Effective Amendment No. 78 to the Registration Statement of the Registrant on Form N-1A (filed January 17, 2012).

(iii)	Amended and Restated Distribution and Shareholder Services Plan is incorporated by reference to Exhibit (m)(1)(iii) to Post-Effective Amendment No. 88 to the Registration Statement of the Registrant on Form N-1A (filed November 19, 2012).

(iv)	Amended and Restated Distribution and Shareholder Services Plan dated November 15, 2012 is incorporated by reference to Exhibit (m)(1)(iv) to Post-Effective Amendment No. 91 to the Registration Statement of the Registrant on Form N-1A (filed January 30, 2013).

(v)	Amended and Restated Distribution and Shareholder Services Plan dated December 12, 2013 is incorporated by reference to Exhibit (m)(1)(v) to Post-Effective Amendment No. 102 to the Registration Statement of the Registrant on Form N-1A (filed January 29, 2014).

(vi)	Amended and Restated Distribution and Shareholder Services Plan dated November 25, 2014 is incorporated by reference to Exhibit (m)(1)(vi) to Post-Effective Amendment No. 108 to the Registration Statement of the Registrant on Form N-1A (filed January 29, 2015).

(vii)	Amended and Restated Distribution and Shareholder Services Plan dated August 20, 2015 is incorporated by reference to Exhibit (m)(1)(vii) to Post-Effective Amendment No. 116 to the Registration Statement of the Registrant on Form N-1A (filed November 30, 2015).

(viii)	Amended and Restated Distribution and Shareholder Services Plan dated August 25, 2016 is incorporated by reference to Exhibit (m)(1)(viii) to Post-Effective Amendment No. 123 to the Registration Statement of the Registrant on Form N-1A (filed September 29, 2016).

(ix)	Amended and Restated Distribution and Shareholder Services Plan dated March 1, 2017 is incorporated by reference to Exhibit (m)(1)(ix) to Post-Effective Amendment No. 131 to the Registration Statement of the Registrant on Form N-1A (filed April 4, 2017).

(x)	Amended and Restated Distribution and Shareholder Services Plan dated November 19, 2025 is incorporated by reference to Exhibit 10(a)(x) to the Registration Statement of the Registrant on Form N-14 (filed January 15, 2026).

(2)	ETF Distribution and Shareholder Services Plan dated November 19, 2025 between the Registrant, on behalf of Sterling Capital Ultra Short Bond ETF, Sterling Capital Short Duration Bond ETF, Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, and Sterling Capital Distributors, LLC, is incorporated by reference to Exhibit (e)(6) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(n)	(1)	Multiple Class Plan effective February 1, 2010 is incorporated by reference to Exhibit (n)(1) to Post-Effective Amendment No. 63 to the Registration Statement of the Registrant on Form N-1A (filed November 25, 2009).

(i)	Amendment to Multiple Class Plan dated June 29, 2011 is incorporated by reference to Exhibit (n)(1)(i) to Post-Effective Amendment No. 74 to the Registration Statement of the Registrant on Form N-1A (filed June 29, 2011).

(ii)	Amendment to Multiple Class Plan dated November 18, 2011 is incorporated by reference to Exhibit (n)(1)(ii) to Post-Effective Amendment No. 78 to the Registration Statement of the Registrant on Form N-1A (filed January 17, 2012).

(iii)	Amendment to Multiple Class Plan dated November 20, 2012 is incorporated by reference to Exhibit (n)(1)(iii) to Post-Effective Amendment No. 88 to the Registration Statement of the Registrant on Form N-1A (filed November 19, 2012).

(iv)	Amendment to Multiple Class Plan dated November 15, 2012 is incorporated by reference to Exhibit (n)(1)(iv) to Post-Effective Amendment No. 89 to the Registration Statement of the Registrant on Form N-1A (filed November 29, 2012).

(v)	Amendment to Multiple Class Plan is incorporated by reference to Exhibit (n)(1)(v) to Post-Effective Amendment No. 100 to the Registration Statement of the Registrant on Form N-1A (filed December 12, 2013).

(vi)	Amendment to Multiple Class Plan dated November 19, 2014 is incorporated by reference to Exhibit (n)(1)(vi) to Post-Effective Amendment No. 108 to the Registration Statement of the Registrant on Form N-1A (filed January 29, 2015).

(vii)	Amendment to Multiple Class Plan dated August 20, 2015 is incorporated by reference to Exhibit (n)(1)(vi) to Post-Effective Amendment No. 116 to the Registration Statement of the Registrant on Form N-1A (filed November 30, 2015).

(viii)	Amendment to Multiple Class Plan dated August 25, 2016 is incorporated by reference to Exhibit (n)(1)(vii) to Post-Effective Amendment No. 123 to the Registration Statement of the Registrant on Form N-1A (filed September 29, 2016).

(ix)	Amendment to Multiple Class Plan dated March 1, 2017 is incorporated by reference to Exhibit (n)(1)(ix) to Post-Effective Amendment No. 131 to the Registration Statement of the Registrant on Form N-1A (filed April 4, 2017).

(x)	Amendment to Multiple Class Plan dated August 24, 2017 is incorporated by reference to Exhibit (n)(1)(x) to Post-Effective Amendment No. 135 to the Registration Statement of the Registrant on Form N-1A (filed November 28, 2017).

(xi)	Amendment to Multiple Class Plan dated November 15, 2018 is incorporated by reference to Exhibit (n)(1)(xi) to Post-Effective Amendment No. 140 to the Registration Statement of the Registrant on Form N-1A (filed November 29, 2018).

(xii)	Amendment to Multiple Class Plan dated February 26, 2020 is incorporated by reference to Exhibit (n)(1)(xii) to Post-Effective Amendment No. 147 to the Registration Statement of the Registrant on Form N-1A (filed January 27, 2021).

(xiii)	Amendment to Multiple Class Plan dated February 24, 2021 is incorporated by reference to Exhibit (n)(1)(xiii) to Post-Effective Amendment No. 150 to the Registration Statement of the Registrant on Form N-1A (filed November 29, 2022).

(xiv)	Amendment to Multiple Class Plan dated February 23, 2022 is incorporated by reference to Exhibit (n)(1)(xiv) to Post-Effective Amendment No. 150 to the Registration Statement of the Registrant on Form N-1A (filed November 29, 2022).

(xv)	Amendment to Multiple Class Plan November 19, 2025 is incorporated by reference to Exhibit 10(b)(xv) to the Registration Statement of the Registrant on Form N-14 (filed January 15, 2026).

(p)	(1)	Code of Ethics for Sterling Capital Funds dated November 8, 1994 and amended August 24, 2016 is incorporated by reference to Exhibit (p)(1) to Post-Effective Amendment No. 125 to the Registration Statement of the Registrant on Form N-1A (filed November 29, 2016).

(2)	Amended Code of Ethics for Sterling Capital Management LLC dated August 30, 2019 is incorporated by reference to Exhibit (p)(2) to Post-Effective Amendment No. 143 to the Registration Statement of the Registrant on Form N-1A (filed November 26, 2019).

(q)	Code of Ethics for Guardian Capital LP is incorporated by reference to Exhibit (q) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

Item 29. Persons Controlled By or Under Common Control with Registrant

None.

Item 30. Indemnification

Article VIII, Sections 1 and 2 of the Registrant’s Amended and Restated Agreement and Declaration of Trust provides as follows:

Trustees, Officers, etc.

Section 1. The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated in any such action, suit or other proceeding to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office. Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), shall be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article, provided, however, that either (a) such Covered Person shall have provided appropriate security for such undertaking, (b) the Trust shall be insured against losses arising from any such advance payments or (c) either a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter), or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial type inquiry) that there is reason to believe that such Covered Person will be found entitled to indemnification under this Article.

Compromise Payment

Section 2. As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication by a court, or by any other body before which the proceeding was brought, that such Covered Person either (a) did not act in good faith in the reasonable belief that his action was in the best interests of the Trust or (b) is liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, indemnification shall be provided if (a) approved as in the best interests of the Trust, after notice that it involved such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that such Covered Person acted in good faith in the reasonable belief that his action was in the best interests of the Trust and is not liable to the Trust or its Shareholders by reasons of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial type inquiry) to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust and that such indemnification would not protect such Person against any liability to the Trust to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Any approval pursuant to this Section shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or to have been liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

The Trust has also entered into agreements with each of its trustees pursuant to which each of the Funds has agreed to indemnify each Trustee to the maximum extent permitted by applicable law against any liability and expense incurred by the Trustee by reason of the Trustee being or having been a Trustee.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers, and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Indemnification for the Registrant’s principal underwriter is provided for in the Underwriting Agreement incorporated herein by reference as Exhibit (e)(1). The Registrant maintains a directors and officers liability insurance policy. In addition, certain officers and the interested trustee are covered by Truist Financial Corporation’s directors and officers liability insurance policy.

Item 31. Business and Other Connections of Investment Advisers

Sterling Capital Management LLC (“Sterling Capital”) is the investment adviser for each series of the Registrant (collectively, the “Funds”). Sterling Capital, located at 4350 Congress Street, Suite 1000, Charlotte, NC 28209, is a North Carolina limited liability company and an indirect wholly-owned subsidiary of Guardian Capital Group Limited, LLC (“Guardian”). On August 28, 2025, Guardian announced that it had entered into a definitive agreement with Desjardins Global Asset Management Inc. (“DGAM”), a wholly-owned indirect subsidiary of Fédération des caisses Desjardins du Québec (“Desjardins”), to be taken private pursuant to an agreement whereby DGAM will purchase all of the issued and outstanding shares of Guardian, other than certain Guardian shares held by specific shareholders who entered into equity rollover agreements to exchange certain of their Guardian shares for a combination of cash and shares in the capital of DGAM (the “Transaction”). The closing of the Transaction (the “Closing”) is subject to various customary approvals and conditions and is expected to take place in the first half of 2026. Following the Closing, it is anticipated that Sterling Capital will continue to operate as a standalone entity, indirectly owned by Guardian, which will in turn be indirectly owned by Desjardins.

Sterling Capital manages and supervises the investment of the Funds’ assets on a discretionary basis, subject to oversight by the Board of Trustees. Sterling Capital has provided investment management services to corporations, pension and profit sharing plans, trusts, estates and other institutions and individuals since 1970. As of September 30, 2025, Sterling Capital has more than $69 billion in assets under management.

Guardian Capital LP (the “Sub-Adviser”) is located at 199 Bay Street, Commerce Court West, Suite 2700, Toronto, Ontario, Canada M5L 1E8, and serves as the sub-adviser for Sterling Capital Hedged Equity Premium Income ETF, Sterling Capital Multi-Strategy Income ETF, and Guardian Capital Dividend Growth Fund. The Sub-Adviser is a wholly-owned subsidiary of Guardian Capital. The Sub-Adviser manages and supervises the investment of Sterling Capital Hedged Equity Premium Income ETF’s and Guardian Capital Dividend Growth Fund’s assets and the derivatives sleeve of Sterling Capital Multi-Strategy Income ETF on a discretionary basis, subject to oversight by the Board. As of September 30, 2025, the USD AUM for Guardian Capital was $13.7 billion, including all subsidiaries and investment management affiliates (GuardCap Asset Management Limited (U.K.) (“GuardCap”), Galibier Capital Management Ltd., Agincourt Capital Management LLC, Alta Capital Management LLC, and Sterling Capital Management LLC).

Set forth below is information as to any other business, profession, vocation or employment of a substantial nature (other than service in subsidiaries of Truist or in the Registrant) in which each director or senior officer of Sterling Capital is, or at any time during the last two fiscal years has been, engaged for his or her own account or in the capacity of director, officer, employee, partner, or trustee.

Name and Position with Sterling Capital	Other business, profession, vocation, or employment
Robert Bridges, Senior Managing Director and Portfolio Manager	Board of Directors of Bridges Investment Counsel, Inc.; Director and Shareholder of Bridges Investment Fund, Inc.; Director of Bridges Trust Company; Director of Bridges Holding Company; Member, Board of Managers of SCM Investors LLC
Mark M. Montgomery, Senior Managing Director and Portfolio Manager	Member, Board of Managers of SCM Investors LLC
Scott A. Haenni, Chief Executive Officer	Member, Board of Managers of SCM Investors LLC

The principal business address of Bridges Investment Counsel, Inc. is 13333 California Street, Suite 500, Omaha, NE 68154.

The principal business address of SCM Investors LLC is 4350 Congress Street, Suite 1000, Charlotte, NC 28209.

Item 32. Principal Underwriter

Item 32(a)	Sterling Capital Distributors, LLC (the “Distributor”) serves as principal underwriter for the following investment company registered under the Investment Company Act of 1940, as amended:

1.	Sterling Capital Funds

Item 32(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, ME 04101.

Name	Address	Position with Underwriter	Position with Registrant
Teresa Cowan	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	President/Manager	None
Chris Lanza	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Kate Macchia	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Kelly B. Whetstone	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None
Susan L. LaFond	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	Treasurer, Vice President, and Chief Compliance Officer	None
Weston Sommers	Three Canal Plaza, Suite 100, Portland, ME 04101	Financial and Operations Principal and Chief Financial Officer	None

Item 32(c)	Not applicable.

Item 33. Location of Accounts and Records

Persons maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are as follows:

(1)	Sterling Capital Funds

434 Fayetteville St., Suite 500

Raleigh, NC 27601

Attention: Secretary

(Registrant)

(2)	Sterling Capital Management LLC

4350 Congress Street, Suite 1000

Charlotte, NC 28209

Sterling Capital Management LLC

434 Fayetteville St., Suite 500

Raleigh NC 27601

(Investment Adviser and Administrator for all Funds)

(3)	U.S. Bank National Association

425 Walnut Street, M.L. CN-OH-W6TC

Cincinnati, OH 45202

(Custodian)

(4)	Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

(Declaration of Trust, Bylaws, Minutes Book, Fund Agreements)

(5)	Ultimus Fund Solutions, LLC.

225 Pictoria Drive

Cincinnati, OH 45246

(Transfer Agent)

(6)	Ultimus Fund Solutions, LLC.

225 Pictoria Drive

Cincinnati, OH 45246

(Fund Accountant and Sub-Administrator)

(7)	Sterling Capital Distributors, LLC (formerly, Sterling Capital Distributors, Inc.)

Three Canal Plaza, Suite 100

Portland, ME 04101

(Distributor)

Item 34. Management Services

Not applicable.

Item 35. Undertakings

Not applicable.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust dated August 27, 2025, as amended, of the Sterling Capital Funds is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by officers of the registrant as officers and not individually and that the obligations of or arising out of this instrument are not binding upon any of the trustees, officers or shareholders individually but are binding only upon the assets and property of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for effectiveness of the registration statement under Rule 485(b) under the Securities Act and has duly caused this Post-Effective Amendment No. 170 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts on the 13th day of February, 2026.

STERLING CAPITAL FUNDS

/s/ James T. Gillespie
*James T. Gillespie President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 170 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James T. Gillespie	President and Principal Executive Officer	February 13, 2026
* James T. Gillespie

/s/ Todd M. Miller	Treasurer and Principal Financial Officer	February 13, 2026
* Todd M. Miller	(Principal Accounting Officer)

/s/ Drew T. Kagan	Trustee	February 13, 2026
*Drew T. Kagan

/s/ Laura C. Bingham	Trustee	February 13, 2026
*Laura C. Bingham

/s/ Scott A. Haenni	Senior Managing Director and Chief Executive Officer	February 13, 2026
*Scott A. Haenni

/s/ Alan G. Priest	Trustee	February 13, 2026
*Alan G. Priest

/s/ Kimberly R. Storms	Trustee	February 13, 2026
*Kimberly R. Storms

/s/ David L. Wedding	Trustee	February 13, 2026
*David L. Wedding

By:	/s/ Thomas R. Hiller
Thomas R. Hiller

*	By Thomas R. Hiller, solely in his capacity as Attorney-in-Fact, pursuant to powers of attorney filed herewith.

POWER OF ATTORNEY

James T. Gillespie, whose signature appears below, does hereby constitute and appoint Thomas R. Hiller, Margaret S. Moore, and Alexandra Oprescu, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Sterling Capital Funds and Sterling Capital Variable Insurance Funds (the “Trust”), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (“Acts”), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Trust’s Registration Statement on Form N-1A pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated: May 1, 2012	/s/ James T. Gillespie
James T. Gillespie

POWER OF ATTORNEY

Drew T. Kagan, whose signature appears below, does hereby constitute and appoint Thomas R. Hiller, Margaret S. Moore, and Alexandra Oprescu, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Sterling Capital Funds and Sterling Capital Variable Insurance Funds (the “Trust”), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (“Acts”), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Trust’s Registration Statement on Form N-1A pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated: May 1, 2012	/s/ Drew T. Kagan
Drew T. Kagan

POWER OF ATTORNEY

Laura C. Bingham, whose signature appears below, does hereby constitute and appoint Thomas R. Hiller, Margaret S. Moore, and Alexandra Oprescu, each individually, her true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Sterling Capital Funds and Sterling Capital Variable Insurance Funds (the “Trust”), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (“Acts”), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Trust’s Registration Statement on Form N-1A pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated: May 1, 2012	/s/ Laura C. Bingham
Laura C. Bingham

POWER OF ATTORNEY

Scott Haenni, whose signature appears below, does hereby constitute and appoint Thomas R. Hiller, Margaret S. Moore, and Gary Brooks, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Sterling Capital Funds (the “Trust”), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (“Acts”), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Trust’s Registration Statement on Form N-1A pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated: October 30, 2023	/s/ Scott Haenni
Scott Haenni

POWER OF ATTORNEY

Alan G. Priest, whose signature appears below, does hereby constitute and appoint Thomas R. Hiller, Margaret S. Moore, and Alexandra Oprescu, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Sterling Capital Funds and Sterling Capital Variable Insurance Funds (the “Trust”), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (“Acts”), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Trust’s Registration Statement on Form N-1A pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated: July 1, 2012	/s/ Alan G. Priest
Alan G. Priest

POWER OF ATTORNEY

Todd M. Miller, whose signature appears below, does hereby constitute and appoint Thomas R. Hiller and Margaret S. Moore, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Sterling Capital Funds and Sterling Capital Variable Insurance Funds (the “Trust”), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (“Acts”), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Trust’s Registration Statement on Form N-1A pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated: January 26, 2015	/s/ Todd M. Miller
Todd M. Miller

POWER OF ATTORNEY

Kimberly R. Storms, whose signature appears below, does hereby constitute and appoint Thomas R. Hiller, Margaret S. Moore, and Gary E. Brooks, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Sterling Capital Funds (the “Trust”), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (“Acts”), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Trust’s Registration Statement on Form N-1A pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated: December 15, 2022	/s/ Kimberly R. Storms
Kimberly R. Storms

POWER OF ATTORNEY

David L. Wedding, whose signature appears below, does hereby constitute and appoint Thomas R. Hiller, Margaret S. Moore, and Gary E. Brooks, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Sterling Capital Funds (the “Trust”), to comply with the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (“Acts”), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Trust’s Registration Statement on Form N-1A pursuant to said Acts, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a trustee and/or officer of the Trust any and all such amendments filed with the Securities and Exchange Commission under said Acts, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated: December 16, 2022	/s/ David L. Wedding
David L. Wedding

EXHIBIT INDEX

(j) (2)	Consent of Independent Auditor.